82-5211

RECEIVED

2005 OCT 17 A 10:0

KMB: Kumba Resources Limited - Cautionary Annou...

Kumba Resources Limited - Cautionary Announcement
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
CAUTIONARY ANNOUNCEMENT

Shareholders are referred to the Securities Exchange News Service announcement dated 8 August 2005 in which Kumba advised that Kumba and the independent directors of Ticor Limited (Ticor) had signed an agreement to implement a proposal whereby a wholly-owned subsidiary of Kumba will acquire by way of a scheme of arrangement pursuant to the Australian Corporations Act 2001 all of the issued shares in Ticor that it does not already own for a cash consideration of A$1.875 per Ticor share (Proposed Scheme). Kumba understands that a notice of shareholder meeting and explanatory statement regarding the Proposed Scheme will be dispatched to Ticors minority shareholders on or about 26 September 2005 for consideration at a meeting to be held on 26 October 2005. If approved, the Proposed Scheme will be lodged with the Federal Court of Australia for final approval.

Shareholders are advised that Kumba, in close co-operation with its controlling shareholder, Anglo American plc (Anglo American), has entered into discussions for the purpose of satisfying the ownership requirements of the Mineral and Petroleum Resources Development Act and associated Mining Charter. A component of the potential black economic empowerment transaction, which may entail a far wider restructuring of Kumba, is a proposal that Kumba be granted an option (the Option) to acquire Anglo Americans Namakwa Sands mineral sands operation at fair market value. The empowerment transaction and the terms and conditions of the Option are yet to be finalised and will be subject to regulatory approvals. However, the Option will be conditional upon, inter alia, the empowerment transaction being successfully completed.

Should the transactions contemplated above be successfully implemented it may have a material effect on Kumbas share price. Accordingly, Kumba shareholders are advised to exercise caution when dealing in their Kumba shares until such time as a further announcement is made in this regard.

Contact person:
Trevor Arran
General Manager: Corporate Affairs and Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444

Pretoria
23 September 2005
Sponsor
JPMorgan
Date: 23/09/2005 07:45:29 AM Produced by the JSE SENS Department

SUPPL

23/09/2005 Source: JSE NEWS SERVICE





dlw 10/18

KMB: Kumba Resources Limited - Dealings By A Su...

Kumba Resources Limited - Dealings By A Subdirector
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
DEALINGS BY A DIRECTOR OF KUMBA HOLDINGS (BVI) SA (a major subsidiary of Kumba)
IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND
KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)
In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements notice is
hereby given that the following director of a major subsidiary of Kumba has
exercised and traded shares after having received clearance to do so in terms of
the JSE Listings Requirements. The shares were granted in terms of the Scheme.
This resulted in the following ordinary shares of the company having been traded
on the JSE:

Name of director:	W BEKKER
Date of transaction:	20-09-2005
Number of shares:	920
Price per share:	R 96.80
Total value (pre tax proceeds):	R 89,056.00
Option strike price:	R 23.26
Option strike date:	03-09-2001
Periods of exercise and/or vesting:	9 years
Class of securities:	Ordinary
Nature of transaction:	Deferred Purchase Share Scheme - shares sold
Nature of interest:	Direct Beneficial
Number of shares:	1,710
Price per share:	R 96.80
Total value (pre tax proceeds):	R 165,528.00
Option strike price:	R 35.00
Option strike date:	01-11-2002
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Direct Beneficial
Number of shares:	680
Price per share:	R 96.80
Total value (pre tax proceeds):	R 65,824.00
Option strike price:	R 41.50
Option strike date:	16-03-2004
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Direct Beneficial

22 September 2005
MS VILJOEN
COMPANY SECRETARY
Sponsor
J.P.Morgan Equities Limited
Date: 22/09/2005 10:26:46 AM Produced by the JSE SENS Department

22/09/2005 Source: JSE NEWS SERVICE

KMB: Kumba - Directors Dealing By Director Of M...

Kumba - Directors Dealing By Director Of Major Subsidiary
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

DEALINGS BY A DIRECTOR OF SISHEN IRON ORE COMPANY (PTY) LTD (a major subsidiary of Kumba) IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)

In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements notice is hereby given that the following director of a major subsidiary of Kumba has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director:	WF VAN HEERDEN
Date of transaction:	15-09-2005
Number of shares:	1,560
Price per share:	R 86.70
Total value (pre tax proceeds):	R 135,252.00
Option strike price:	R 41.50
Option strike date:	16-03-2004
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Direct Beneficial

16 September 2005
MS VILJOEN
COMPANY SECRETARY
Sponsor
JPMorgan Equities Limited
Date: 16/09/2005 04:51:13 PM Produced by the JSE SENS Department

16/09/2005 Source: JSE NEWS SERVICE

INVS: Investec - Adjustment to the terms and co...

Investec - Adjustment to the terms and conditions of the Kumba Resources Limitd Warrants

INVESTEC BANK LIMITED
JSE SHARE CODE: KMBIBA
JSE ISIN CODE: ZAE000064630
JSE SHARE CODE: KMBIBB
JSE ISIN CODE: ZAE000067864

ADJUSTMENT TO THE TERMS AND CONDITIONS OF THE KUMBA RESOURCES LIMITED WARRANTS

Share	Old Strike Price	New Strike Price	Expiry Date	Old Conv. Ratio	New Conv. Ratio
Kumba Resources Limited	R65.00	R63.236	06/10/2005	15:1	14.593:1
Kumba Resources Limited	R68.00	R66.155	24/11/2005	15:1	14.593:1

Share	Call/Put	Style	Issue Size	JSE Code
Kumba Resources Limited	Call	American	100 Mil	KMBIBA
Kumba Resources Limited	Call	American	100 Mil	KMBIBB

As a result of the Special Dividend an adjustment will be made to ensure the financial position of the warrant holders is unprejudiced by this event. This adjustment will be effective from 5 September 2005. The warrant is exercisable only in accordance with the terms and conditions as set out in the relevant offering circular.

Copies of the offering circular may be obtained from:
Investec Bank Limited
100 Grayston Drive
Sandown
Sandton
2196

For further information contact:
Investec Warrants
Tel.: 0860 103 343
E-mail: warrants@investec.co.za
Internet: www.investecwarrants.com

Sponsor
Investec Securities Limited
Member of the JSE
Registration number. 1972/008905/06)

Date: 05/09/2005 11:53:07 AM Produced by the JSE SENS Department

05/09/2005 Source: JSE NEWS SERVICE